Exhibit 99.8

Code of Business Conduct & Ethics

This Code of Business Conduct & Ethics reflects Cenovus’s commitment to conducting our business ethically and legally while we pursue progressive and innovative approaches to developing energy resources. At Cenovus, we can be trusted to do what we say. We are a company that conducts its business with respect. This Code will be used to identify and manage ethical situations and to provide guidance in making ethical business decisions so that our staff can fulfill these commitments.

Compliance with Laws and Regulations

As employees, contractors and directors, we comply with the laws, rules and regulations of Canada, the United States and any other countries in which Cenovus operates. We comply with the requirements of applicable securities regulatory authorities and stock exchanges.

Corporate Opportunities

Our employees, contractors and directors are prohibited from taking opportunities, using Cenovus property or information or their position with Cenovus for personal gain or competing with Cenovus, based on information discovered through the use of corporate property, information or position.

Conflicts of Interest

Our employees, contractors and directors avoid situations where personal interests could conflict, or appear to conflict, with duties and responsibilities or the interests of Cenovus. A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of employee, contractor and director duties for Cenovus, or creates, or appears to create, a situation where judgment or ability to act in the best interests of Cenovus is affected. The Conflict of Interest Practice provides further guidance and examples regarding conflict of interest situations.

When faced with an actual or potential conflict of interest, our employees follow the procedures outlined in the Conflict of Interest Practice and contractors review and follow the provisions of their written contracts. Our officers and directors follow obligations that are set out in relevant statutes and company by-laws and inform the Chair of the Board of Directors of any such conflict. Our commitment is to ensure that employees and contractors are not involved in any decision or operation related to a conflict and that officers or directors are not involved in any decision or operation related to a conflict. This is the commitment of our employees, our Executive Team and our Board of Directors.

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Fraud and other Similar Irregularities

At Cenovus, we are committed to protecting the revenue, property, information and other assets of the company and our shareholders from any attempt, either by the public, contractors, agents or our own employees, to gain financial or other benefit by deceit, in the course of our business.

Our employees, contractors and directors must not, under any circumstances, misappropriate funds, property or other assets, or knowingly assist another individual to do so. Similarly, our employees, contractors and directors are not to use, borrow, loan, take, transfer or convert any assets that do not belong to them, or use them for the benefit of themselves or anyone other than the rightful owners, and are not to knowingly assist another individual to do so.

Our employees, contractors and directors will only claim those expenses that are eligible for reimbursement under Cenovus’s expense guidelines and will not use the corporate credit card for personal expenses other than in accordance with Cenovus’s credit card guidelines.

We have zero-tolerance for fraudulent activities and fully investigate any suspected acts of fraud, misappropriation or other similar irregularity. Cenovus will pursue every reasonable effort, including court-ordered restitution, to obtain recovery of Cenovus’s losses from the offender or other appropriate sources.

Any employee or contractor who has knowledge of an occurrence of fraud, or has reason to suspect that a fraud has occurred, must immediately notify their supervisor or company contact or may report their suspicions in accordance with the Investigations Practice or to the Integrity Helpline.

Confidentiality and Disclosure

Confidential information includes all non-public information that might be of use to competitors, or harmful to Cenovus or its customers, if disclosed. Confidential or proprietary information and Cenovus’s intellectual property must not be disclosed without proper safeguards, or specific authorization given, to do so or such disclosure is legally mandated. Knowledge of confidential information about another company gained in the course of work duties at Cenovus must be protected in the same manner as confidential information about Cenovus.

Our employees, contractors and directors must not violate or infringe the intellectual property rights or breach any obligations relating to the confidential information of Cenovus or of others. The Intellectual Property Practice provides further guidance regarding the use and protection of intellectual property at Cenovus.

Employees, contractors and directors must not speak on behalf of Cenovus unless authorized to do so and should refer to the Policy on Disclosure, Confidentiality and Employee Trading.

Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives and associates must not benefit from such information. Where insider information is known and not yet publicly disclosed, employees, contractors and directors must avoid acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person.

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If an employee or contractor is not sure whether information has been publicly disclosed, they should consult with a member of Cenovus’s Legal group for guidance before engaging in any transaction in any securities of Cenovus. Officers and directors should consult on such matters with the persons listed in the Restricted Trading and Insider Guidelines for guidance before engaging in any transaction in any Cenovus securities. All securities transactions are subject to the Policy on Disclosure, Confidentiality and Employee Trading and if applicable, the Restricted Trading and Insider Guidelines.

These confidentiality obligations remain in effect even beyond termination of employment, service agreements or Board of Directors appointments with Cenovus or its affiliates.

Acceptable Use of Cenovus’s Systems and Assets

Cenovus’s corporate information, data, information system assets, office equipment, tools, vehicles, supplies, facilities and services are provided for authorized business purposes. Our employees, contractors, and directors have an obligation to use these assets in accordance with fundamental principles of reasonable and acceptable use and are not permitted to engage in unacceptable use of those assets.

Acceptable use is demonstrated when each individual:

•      consistently ensures the confidentiality, integrity and availability of Cenovus’s information

•      takes acceptable measures to protect Cenovus’s rights and property ownership of information system assets

Personal use is considered reasonable if it:

• involves appropriate content

• does not put Cenovus at risk of violating the copyrights on any materials

• is in alignment with regional laws, legislation, and Cenovus values

• occurs for short periods of time and does not interfere with day-to-day responsibilities of Cenovus staff

Unacceptable use (whether personal or business) includes when an individual acts so as to:

• defame, slander, harass, annoy or cause needless anxiety to another person or another organization

• conduct any illegal or unethical activity

• conduct any activity that could adversely affect Cenovus or Cenovus’s reputation

• intentionally transmit viruses or transmit virus warnings to any recipient other than the Service Desk

• make excessive or inappropriate use of non-business-related Internet sites, chat rooms, blogs, discussion rooms, or social networking sites (e.g. Facebook, MySpace, Twitter) for personal reasons

• replace personal assets (e.g. home telephone land line or personal PC)

• exchange any of the following types of content:

• personal commercial, advertising or political material

• pictures, jokes or content that conflict with this Code of Business Conduct & Ethics

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• chain letters

• obscene or sexually explicit messages, pictures, cartoons or jokes

• ethnic, religious, gender-related, disability-related or racial slurs

• confidential, sensitive or proprietary information to unauthorized recipients

• material that could damage Cenovus’s image or reputation

Cenovus’s information system assets and other assets must not be used for personal commercial ventures.

Cenovus staff should also consult the Records and Information Management Policy and the Information Management website for further guidance related to Acceptable Use.

Inducements and Gifts

At Cenovus, we do not accept or give gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. The Acceptance of Gifts Guideline provides further guidance regarding gift-giving and receiving and should be referred to and or written approval from Cenovus leaders should be requested. Gift-giving practices may vary among different cultures, and therefore local gift practices and guidelines will be considered when addressing these issues.

We do not tolerate soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations must be avoided where judgment might be influenced by, or appears to be influenced by such unlawful or unethical behavior. Payment or acceptance of any “kickbacks” from a contractor or other external party is strictly prohibited.

Examples of laws to which Cenovus is subject and abides by include the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (U.S.A.), the U.K. Bribery Act and equivalent legislation in other countries. Non-compliance could have serious ramifications.

While Cenovus does not normally support the use of facilitating payments, in some jurisdictions where it is determined to be absolutely necessary for the conduct of Cenovus’s business, the foregoing Acts allow such payments to be made if not prohibited by local law and only upon approval by the appropriate Executive Vice-President and upon consultation with and approval of internal legal counsel.

Political Activities

Cenovus does not participate in improper intervention in political processes and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by Cenovus’s Vice-President, Government Affairs and Corporate Responsibility, as delegated by the President & Chief Executive Officer and Executive Vice-President, Environment & Corporate Affairs. All contributions will be reported annually to the Board of Directors. In such situations, we fully comply with legal requirements for public disclosure.

At Cenovus, our employees, contractors and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on

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a personal level, give to any political party or candidate. Reimbursement by the company is prohibited.

Lobbying Activities

We comply with the Lobbying Act (Canada) and the Lobbyist Act (Alberta) which impose reporting requirements on lobbying communications with certain officers and employees of the Government of Canada or the Government of Alberta (known as “Public Office Holders” or “POHs”). Employees do not have communications with a POH unless they have been registered by Cenovus under the Lobbying Act (Canada) or the Lobbyist Act (Alberta), except where otherwise permitted by the applicable legislation.

Fair Dealing

Our employees, contractors and directors endeavour to deal fairly with Cenovus’s customers, contractors, industry partners, employees and any other stakeholders, and to not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Acquisition and Supply of Goods & Services

It is the responsibility of all Cenovus employees and contractors involved in the acquisition of goods and services to act in a financially responsible and ethical manner.

Employees are required to:

•                  acquire goods and services through company defined practices and guidelines

•                  ensure the necessary parties are involved in the process, and that required approvals are obtained for agreements, contracts and purchasing activities

•                  support the principle of company-wide buying power to achieve security of supply, reduction in total cost of ownership, and the best supply arrangements to meet the needs of Cenovus

•                  engage with the supplier community in a manner that is fair and aligned with the Cenovus Values and Work Principles (e.g., safety focused, local and aboriginal, environmentally focused, and innovation focused suppliers)

•                  ensure that engagement of suppliers and contractors is conducted in a manner that avoids conflicts of interest or perceived conflicts of interest (as described earlier in the Code)

All employees are required to ensure suppliers and contractors are managed in accordance with the above, as well as all associated Practices. The associated practices once approved will provide further guidance regarding the acquisition and supply of goods and services at Cenovus.

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Company Records

Records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health, safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Accuracy of Books and Records

At Cenovus we understand that the books and records of Cenovus must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.

All business transactions that employees, contractors and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Accounting, Auditing or Disclosure Concerns

Cenovus is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the U.S. Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well as in other public communications made by Cenovus. All employees and contractors responsible for the preparation of Cenovus’s public disclosures, or who provide information as part of the process, ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various Cenovus disclosure controls and procedures.

All employees, contractors and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters should be reported in accordance with the Investigations Practice.

To the extent that potential violations involve Cenovus’s accounting, internal accounting controls or auditing matters (including questionable accounting or auditing matters), investigations under this Code will be overseen by, and be the ultimate responsibility of, the Audit Committee of the Board of Directors.

No information may be concealed from Cenovus’s external auditors, internal auditors, the Board of Directors, or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Cenovus’s financial statements.

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Human Rights and Harassment

We do not tolerate unlawful workplace conduct, including discrimination, intimidation or harassment. We are committed to maintaining a positive workplace where all staff adheres to relevant human rights legislation and acts ethically, honestly and treats all others we come in contact with during our work with dignity, fairness and respect. Any form of unlawful harassment or discrimination based on age, gender, race, color, religion, creed, national or ethnic origin, citizenship, linguistic or cultural background, marital or family status, sexual orientation or physical or mental disability will not be tolerated.

Observance of the Code of Business Conduct & Ethics

All employees and directors are personally accountable for learning, endorsing and promoting this Code and applying it to their own conduct and field of work. All employees and directors are asked to review this Code, to confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and to acknowledge they conform to the requirements of the Code.

Contractors are expected to develop and enforce with their staff, policies and/or practices that are consistent with this Code and its associated requirements and to acknowledge their compliance in writing.

Employees or contractors with questions about this Code or specific situations are encouraged to refer the matter to their supervisor or leader or the persons listed in any referenced policy or practice, as applicable. Applicable resource groups such as internal legal counsel or Human Resources may also be contacted. Officers and directors with questions about this Code or specific situations are encouraged to refer the matter to the Chief Executive Officer or the Chair of the Board of Directors or the persons listed in any referenced policy or practice, as applicable.

Reporting Violations of the Code of Business Conduct & Ethics

Actions that violate or appear to violate this Code will be reported in accordance with Cenovus’s Investigations Practice. The Investigations Practice outlines how a report will be treated once it is made, protection for complainants and the consequences of violating this Code. Violations may be reported to Cenovus staff, the Investigations Committee, or through the Integrity Helpline.

Violation of this Code and its associated guidelines may result in disciplinary action up to and including termination of employment or contract for services.

Whistleblower Protection

Retaliation against individuals (whether employees, contractors or other third parties) who report violations of this Code will not be tolerated. Every supervisor has the responsibility to create an environment in which staff can raise business conduct concerns or violations under this Code without fear of retaliation.

No adverse action will be taken against individuals making a good faith report of a business conduct concern or violation under this Code, whether or not the report ultimately proves to be well founded. Good faith does not mean that the individual reporting the concern or

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violation has to be right; but it does mean that the individual believes he/she is providing truthful and accurate information.

On the other hand, we will not tolerate reports that are not made in good faith, such as reports intentionally providing false information or made maliciously to harm the company or another employee or contractor. Disciplinary action, up to and including termination of employment or services, may be taken against an employee or contractor knowingly making false reports.

Individuals are strongly encouraged to report business conduct concerns or violations of this Code to their supervisor or Human Resources advisor (if an employee or contractor), or to a member of the Investigations Committee or to the Integrity Helpline. Any individual who believes retaliation has occurred should contact the Integrity Helpline immediately.

Waivers and Amendments

Waivers of this Code for employees or contractors may be granted only by a Vice-President in limited, exceptional circumstances. Any waiver of this Code for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.

Amendments to this Code will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

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